Exhibit 99.1

News Release

January 5, 2026

TELUS leadership, including Board of Directors and CEO, demonstrates confidence in the Company’s future with share purchases

Vancouver, B.C. – TELUS Corporation (“TELUS” or the “Company”) today announced that several members of its board of directors and its executive leadership team, including Darren Entwistle, President and CEO of TELUS, through the course of November and December have acquired a total of 357,090 additional TELUS shares in the open market, reflecting their confidence in TELUS’ compelling value proposition and long-term growth prospects.

Collectively, senior officers of TELUS’ executive leadership team and board of directors hold a total of approximately 2.4 million TELUS common shares as of December 31, 2025. Moreover, since 2024 – and building on his previous practice from 2010 through 2015 – Darren has taken his entire salary in the form of TELUS shares, and plans to continue to do so for the foreseeable future. This firm alignment of interests between TELUS’ leadership, board of directors and shareholders reinforces the Company’s commitment to creating sustainable shareholder value.

The Company also provided an update that it has purchased for cancellation 2,299,753 of its common shares in the open market at an average price of $17.3932 per common share excluding commissions, representing an 18% discount to TELUS’ average share price traded over the past twelve months. These purchases are part of the $500 million worth of common shares that TELUS is entitled to purchase for cancellation over a 12-month period, commencing December 17, 2025, under its normal course issuer bid (the “NCIB”) announced on December 15, 2025.

Share purchases under the NCIB are reflective of the Company’s conviction that its current share price does not reflect the strong fundamentals of TELUS’ business and its significant growth opportunities. Repurchases under the NCIB have been executed with discipline and are complementary to TELUS’ deleveraging programme and the Company’s commitment to systematically step down the discounted dividend reinvestment plan (“DRIP”) beginning in the first quarter of 2026. Notably, TELUS’ strong operational and financial performance, combined with the Company’s confidence in delivering meaningful free cash flow growth at a minimum 10 per cent compounded annual growth rate through 2028, enable TELUS to progress on the Company's deleveraging trajectory ahead of plan. Specifically, TELUS is targeting to reach circa 3.3-times or lower net debt to adjusted EBITDA by year-end 2026, and 3.0-times by the end of 2027.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and strategic priorities and our strategies to achieve those objectives and strategic priorities, including the statements in this release regarding our deleveraging plan, its timeline, our current monetization opportunities, the timing and amount of the step down of the discount under our DRIP, and our targets for free cash flow growth, resulting dividend coverage ratio projections, the anticipated benefits of the NCIB and the number of common shares that will be ultimately acquired under the NCIB and at such prices. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995. Disclosure regarding our financial targets is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected financial results in 2025 and future years as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. These statements are subject to risks and uncertainties and are made based on our current assumptions, including assumptions about future economic conditions and courses of action. Accordingly, this news release is subject to the disclaimer and the qualifications and should be read together with the risk factors and assumptions set out in our 2024 annual management’s discussion and analysis (“MD&A”), and updated in our third quarter 2025 MD&A, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook.

The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 160 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring ‘give where we live’ philosophy, TELUS continues to invest in initiatives that support education, health and community well-being. In 2023, we launched the TELUS Student Bursary, which strives to ensure that every young person in Canada who wants a postsecondary education has the opportunity to pursue one. To date, the program has distributed over $6 million in bursaries to more than 1,600 students and counting. Since 2000, TELUS, our team members and retirees have contributed $1.8 billion in cash, in-kind contributions, time and programs, including 2.4 million days of service—earning TELUS the distinction of the world’s most giving company.

For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Ian McMillan

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com

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